UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549-1004





                                FORM U-9C-3


                    QUARTERLY REPORT PURSUANT TO RULE 58


               For the quarterly period ended June 30, 2000





                            Northeast Utilities
                   -----------------------------------
                   (Name of registered holding company)





                   107 Selden Street, Berlin, CT 06037
                   -----------------------------------
                 (Address of principal executive offices)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

              John J. Roman, Vice President and Controller
                    Telephone number:  860-665-5000



                          GENERAL INSTRUCTIONS

A.  Use of Form

    1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

    2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

    3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

    4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.  Statements of Monetary Amounts and Deficits

    1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

    2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.  Formal Requirements

    This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D.  Definitions

    As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.



ITEM 1 - ORGANIZATION CHART

-------------------------------------------------------------------------------
Instructions
------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

-----------------------------------------------------------------------------------------------------------
                                                             Percentage                         Activities
                  Energy                                      of Voting                          reported
Name of           or Gas      Date of        State of         Securities        Nature of       during the
Reporting Co.     Related   Organization   Organization          Held            Business         period
----------------  -------   ------------   -------------   -----------------   --------------   ----------

NU                Holding     1/4/99       Connecticut      100% by            Unregulated          (A)
Enterprises, Inc.                                           Northeast          businesses
                                                            Utilities          holding
                                                                               company

Select            Energy      9/26/96      Connecticut      100% by            Invest in            (B)
Energy, Inc.                                                NU                 energy-related
                                                            Enterprises, Inc.  activities


Select            Energy      3/17/99      Connecticut      100% by            Invest in            (C)
Energy                                                      NU                 energy-related
Portland                                                    Enterprises, Inc.  activities
Pipeline, Inc.


Northeast         Energy      1/4/99       Connecticut      100% by            Invest in            (D)
Generation                                                  NU                 energy-related
Services                                                    Enterprises, Inc.  activities
Company

HEC Inc.          Energy      6/19/90      Massachusetts    100% by            Invest in            (E)
                                                            NU                 energy-related
                                                            Enterprises, Inc.  activities

Reeds Ferry       Energy      7/15/64      New              100% by            Invest in            (F)
Supply Co., Inc.                           Hampshire        HEC Inc.           energy-related
                                                                               activities

HEC/Tobyhanna     Energy      9/28/99      Massachusetts    100% by            Invest in            (G)
Energy Project,                                             HEC Inc.           energy-related
Inc.                                                                           activities


Select Energy     Energy     10/12/94      Massachusetts    100% by            Invest in            (H)
Contracting, Inc.                                           HEC Inc.           energy-related
                                                                               activities

Yankee Energy     Holding     2/15/00      Connecticut      100% by            Public               (I)
System Inc.                                                 Northeast          Utility
                                                            Utilities          Holding
                                                                               Company

Yankee Energy     Energy       7/2/93      Connecticut      100% by            Invest in            (J)
Services Company                                            Yankee Energy      energy-related
                                                            System Inc.        activities

Housatonic        Energy     10/16/87      Connecticut      100% by            Invest in            (K)
Corporation                                                 Yankee Energy      energy-related
                                                            System Inc.        activities

*Southbridge      Energy     12/29/97      Delaware         95% by             Operate and          (L)
Power &                                                     Yankee Energy      maintain a
Thermal, LLC                                                Services Company   cogeneration
                                                            5% by              facility
                                                            Housatonic
                                                            Corporation

R.M.              Energy     11/22/94      Connecticut      100% by            Invest in            (M)
Services, Inc.                                              Yankee Energy      energy-related
                                                            System Inc.        activities

*Sold in June 2000.

(A) NU Enterprises, Inc. is not the "reporting company" but is included in this
    Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B) Select Energy, Inc. (Select Energy) provides both wholesale and retail energy services. Select Energy participates in open-access retail electricity markets and in retail pilot programs in The Northeast. Select markets electricity as well as natural gas and energy-related products and services in order to enhance its core electricity service and customer relationships. Select Energy is a registered retail electricity supplier in the states of Connecticut, Delaware, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Maryland. Select Energy is a registered gas marketer with specific local distribution companies in the states of Connecticut, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island.

(C) Select Energy Portland Pipeline, Inc. (SEPPI) acquired a 5% interest in Portland Natural Gas Transmission System partnership in March 1999.

(D) Effective January 4, 1999, Northeast Generation Services Company (NGS) was established to provide a full range of energy-related operation and maintenance services for large industrial, institutional and power
    generation customers throughout the 11-state Northeast area.   NGS' current
    business segments focus on providing turnkey Manage and Operate Services
    (MOS) and also a full range of Industrial Services (IS) and Consulting Services (CS).

    MOS is a service that is designed for generation asset owners. NGS has the ability to offer station management and operation services with a focus on optimizing the value of that specific asset with the owner. Within the IS platform, its offerings include mechanical and electrical construction and maintenance services, as well as environmental maintenance/compliance services. Within the CS platform, the product and service offerings include engineering and environmental consulting services, with an emphasis on power plant system design.

(E) HEC Inc. is not the "reporting company" but is included in this item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(F) Reed's Ferry Supply Corporation was purchased by HEC Inc. in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting Inc.

(G) Effective September 30, 1999, HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract (ESPC) project at the Tobyhanna Army Depot.

(H) Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installing of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(I) Yankee Energy System Inc. is not the "reporting company" but is included in this item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(J) Yankee Energy Services Company (YESCO) provides a wide range of energy-related services for its customers. YESCO Controls division provides comprehensive building automation with engineering, installation and maintenance of building control systems. YESCO Mechanical Services division provides comprehensive heating, ventilation and air-conditioning
    (HVAC), boiler and refrigeration equipment services and installation. YESCO Power division also provided expertise related to the production of thermal and/or electric power.

(K) Housatonic Corporation is not a "reporting company" but is included in this item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(L) Southbridge Power & Thermal, LLC is a single purpose limited liability company formed to operate and manage facilities at the Southbridge Business Center located in Southbridge, MA., which provides electricity, thermal, compressed air, heated, and wash-water to tenants at the center. These utilities are included in the leases of tenants at the center.

(M) R.M. Services, Inc. provides consumer collection services for companies throughout the United States.



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-------------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
-------------------------------------------------------------------------------

                                                      Person
Company        Type of  Principal                     to Whom      Collateral Consideration Company       Amount of
Issuing        Security Amount of    Issue or Cost of Security     Given With Received for  Contributing  Capital
Security       Issued   Security     Renewal  Capital Was Issued   Security   Each Security Capital       Contribution
-------------- -------- ------------ -------- ------- ------------ ---------- ------------- ------------- ------------
Select
Energy, Inc.   No transactions this quarter.

Select
Energy
Portland
Pipeline, Inc. No transactions this quarter.

Northeast
Generation
Services
Company        No transactions this quarter.

Select Energy
Contracting,
Inc.           No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.           No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.  No transactions this quarter.

Yankee Energy
Services
Company        No transactions this quarter.

Southbridge
Power &
Thermal, LLC   No transactions this quarter.

R.M.
Services, Inc. No transactions this quarter.



ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                       Total Amount
                                                                         Billed*
Reporting               Associate
Company                 Company             Types of                   Three months
Rendering               Receiving           Services                      ended
Services                Services            Rendered                  June 30, 2000
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Northeast               Select
Generation              Energy, Inc.        Electrical and
Services                                    Mechanical services              ($4)
Company                                                                   ======


Northeast               Northeast
Generation              Nuclear Energy      Electrical and
Services                Company             Mechanical services           $1,868
Company                                                                   ======


Northeast               The
Generation              Connecticut
Services                Light & Power       Electrical and
Company                 Company             Mechanical services           $  323
                                                                          ======

Northeast               Public Service
Generation              Company of          Electrical and
Services                New Hampshire       Mechanical services           $  226
Company                                                                   =======


Northeast               Western
Generation              Massachusetts       Electrical and
Services                Electric Company    Mechanical services           $   66
Company                                                                   ======


Northeast               Holyoke Water
Generation              Power Company       Electrical and
Services                                    Mechanical services           $2,757
Company                                                                   ======


Northeast               Northeast
Generation              Utilities           Electrical and
Services                Service             Mechanical services           $    1
Company                 Company                                           ======


Northeast               Northeast
Generation              Generation          Electrical and
Services                Company             Mechanical services           $5,356
Company                                                                   ======

                                            Wholesale
Reeds Ferry             Select Energy       Purchasing
Supply Co., Inc.        Contracting, Inc.   Services                      $  210
                                                                          ======
                                            Phone Center
R.M. Services, Inc.     Yankee Gas          Management
                        Services Company    Services                      $  173
                                                                          ======


Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                 Total Amount
                                                                   Billed*
Associate                 Reporting
Company                   Company             Types of           Three months
Rendering                 Receiving           Services              ended
Services                  Services            Rendered          June 30, 2000
-----------------------   ------------     --------------     ----------------
                                                                 (Thousands
                                                                 of Dollars)
Public Service Company    Select
of New Hampshire          Energy, Inc.     Miscellaneous            $ 8
                                                                    ===


HEC INC.                  Select           Engineering
                          Energy, Inc.     Services                 $ 1
                                                                    ===

* 'Total Amount Billed' is direct costs only.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
----------------------------------------
                                                   (Thousand of Dollars)

Total consolidated capitalization as of 06/30/00  $4,728,073          line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                          709,211          line 2

Greater of $50 million or line 2                             $709,211 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                               $55,933
   Select Energy Portland Pipeline, Inc.               9,221
   Northeast Generation Services Company                 (82)
   Select Energy Contracting, Inc.                     9,277
   Reeds Ferry Supply Co., Inc.                          (11)
   HEC/Tobyhanna Energy Project, Inc.                 26,477
   Yankee Energy Services Company                        960
   Southbridge Power & Thermal, LLC                     (195)
   R.M. Services, Inc.                                16,236
                                                  -----------
   Total current aggregate investment                         117,816 line 4
                                                             --------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                            $591,395 line 5
                                                             ========




ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
------------------------------------------------------------------

Major Line            Other         Other
 of Energy-        Investment     Investment
 Related             in Last       in This         Reason for Difference
 Business        U-9C-3 Report   U-9C-3 Report      in Other Investment
-------------    -------------   -------------     ------------------------

NONE



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
------------
A.  Financial Statements

    1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

    2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

    3. If a reporting company and each of its subsidiaries engage exclusively in a single category of energy-related or gas-related activity, consolidated financial statements may be filed.

    4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B. Exhibits

   1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

   2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-------------------------------------------------------------------------------

A. Financial Statements

   Select Energy, Inc.:
     Balance Sheet - As of June 30, 2000
     Income Statement-Three months and six months ended June 30, 2000

   Select Energy Portland Pipeline, Inc.:
     Balance Sheet - As of June 30, 2000
     Income Statement-Three months and six months ended June 30, 2000

   Northeast Generation Services Company:
     Balance Sheet - As of June 30, 2000
     Income Statement-Three months and six months ended June 30, 2000

   Select Energy Contracting, Inc.:
     Balance Sheet - As of June 30, 2000
     Income Statement-Three months and six months ended June 30, 2000

   Reeds Ferry Supply Co., Inc.:
     Balance Sheet - As of June 30, 2000
     Income Statement-Three months and six months ended June 30, 2000

   HEC/Tobyhanna Energy Project, Inc.:
     Balance Sheet - As of June 30, 2000
     Income Statement-No activity through June 30, 2000

   Yankee Energy Services Company:
     Balance Sheet - As of June 30, 2000
     Income Statement-Three months and four months ended June 30, 2000

   Southbridge Power & Thermal, LLC:
     Balance Sheet - As of June 30, 2000
     Income Statement-Three months and four months ended June 30, 2000

   R.M. Services, Inc.:
     Balance Sheet - As of June 30, 2000
     Income Statement-Three months and four months ended June 30, 2000

   Northeast Utilities (PARENT):
     Balance Sheet - As of June 30, 2000
     Income Statement-Three months and six months ended June 30, 2000

B. Exhibits

Exhibit No.   Description
-----------   -----------
6.B.1.1       Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.2 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3a Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3b Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.3c Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.4 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5a Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5b Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.5c Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.1.6 Copy of contract required by Item 3-filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1 The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

              Ms. Louise E. Rickard
              Acting Executive Secretary
              Department of Public Utility Control
              10 Franklin Square
              New Britain, CT 06051

              Ms. Mary L. Cottrell, Secretary
              Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
              Boston, MA 02202

              Mr. Thomas B. Getz
              Executive Director and Secretary
              State of New Hampshire
              Public Utilities Commission
              8 Old Suncook Road, Building One
              Concord, NH 03301-7319



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                        June 30,
                                                          2000
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------
Current Assets:
  Cash                                               $      27,395
  Accounts receivable, including unbilled
    revenues, net                                          178,664
  Accounts receivable from affiliated companies             75,825
  Taxes receivable                                           2,318
  Special deposits                                           2,574
  Unrealized gains on mark-to-market transactions           19,281
  Prepayments and other                                     16,060
                                                     --------------
    Total current assets                                   322,117
                                                     --------------
Deferred Charges:
  Intangibles, net                                          22,622
  Other                                                     16,713
                                                     --------------
    Total deferred charges                                  39,335
                                                     --------------
Long-Lived Assets:
  Software                                                   5,756
  Other                                                        288
                                                     --------------
                                                             6,044
   Less: Accumulated provision for depreciation             (1,566)
                                                     --------------
                                                             4,478
  Capital additions in progress                              2,961
                                                     --------------
    Total long-lived assets                                  7,439
                                                     --------------

    Total Assets                                     $     368,891
                                                     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)
                                                        June 30,
                                                          2000
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies              $      91,500
  Advance from parent, non-interest bearing                 29,400
  Accounts payable                                         152,119
  Accounts payable to affiliated companies                  62,776
  Accrued taxes                                                925
  Other                                                      5,638
                                                     --------------
    Total current liablilities                             342,358
                                                     --------------
Stockholders' Equity:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                                 -
  Capital surplus, paid in                                  90,151
  Retained deficit                                         (63,618)
                                                     --------------
    Total stockholders' equity                              26,533
                                                     --------------
    Total Liabilities and Stockholders' Equity       $     368,891
                                                     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)

                                            Three Months      Six Months
                                                Ended            Ended
                                              June 30,         June 30,
                                                2000             2000
                                           --------------   --------------
                                             (Thousands       (Thousands
                                             of Dollars)      of Dollars)

Operating Revenues                         $     436,914    $     834,682
                                           --------------   --------------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                            448,016          829,307
  Depreciation                                       684            1,436
  Other                                           (2,051)           9,063
  Taxes other than income taxes                    1,286            2,439
                                           --------------   --------------
       Total operating expenses                  447,935          842,245
                                           --------------   --------------

Operating Loss                                   (11,021)          (7,563)
                                           --------------   --------------

Other Income                                         106              606
                                           --------------   --------------

Interest and financing costs                       3,010            6,141
                                           --------------   --------------

       Loss before income taxes                  (13,925)         (13,098)
                                           --------------   --------------

Income Tax Benefit:
  Federal and state income taxes, net             (4,951)          (4,624)
                                           --------------   --------------

Net Loss                                   $      (8,974)   $      (8,474)
                                           ==============   ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY PORTLAND PIPELINE, INC.
BALANCE SHEET
(Unaudited)

                                                    June 30,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Current Assets:
  Cash                                           $         359
                                                 --------------
    Total current assets                                   359
                                                 --------------
Investments:
  Other investments                                      9,553
                                                 --------------
    Total investments                                    9,553
                                                 --------------
    Total Assets                                 $       9,912
                                                 ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable to affiliated companies       $           6
  Accrued taxes                                             71
                                                 --------------
    Total current liabilities                               77
                                                 --------------

Deferred Credits:
  Accumulated deferred income taxes                        614
                                                 --------------
    Total deferred credits                                 614
                                                 --------------

Stockholders' Equity:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                             -
  Capital surplus, paid in                               9,257
  Retained deficit                                         (36)
                                                 --------------
    Total stockholders' equity                           9,221
                                                 --------------

    Total Liabilities and Stockholders' Equity   $       9,912
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY PORTLAND PIPELINE, INC.
INCOME STATEMENT
(Unaudited)

                                         Three Months       Six Months
                                             Ended             Ended
                                           June 30,          June 30,
                                             2000              2000
                                        --------------    --------------
                                          (Thousands        (Thousands
                                          of Dollars)       of Dollars)

Operating Revenues                      $       -         $       -
                                        --------------    --------------

Operating Expenses:
  Operation and maintenance                         1                 4
                                        --------------    --------------
       Total operating expenses                     1                 4
                                        --------------    --------------

Operating Loss                                     (1)               (4)
                                        --------------    --------------

Interest and financing costs                       17                35
                                        --------------    --------------

       Loss before income taxes                   (18)              (39)
                                        --------------    --------------
Income Tax Benefit:
  Federal and state income taxes, net              (8)              (16)
                                        --------------    --------------

Net Loss                                $         (10)    $         (23)
                                        ==============    ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                        June 30,
                                                          2000
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------
Current Assets:
  Cash                                               $          14
  Accounts receivable                                          571
  Accounts receivable from affiliated companies              7,142
  Taxes receivable                                             374
  Fuel, materials and supplies, at average cost                113
  Prepayments and other                                        282
                                                     --------------
    Total current assets                                     8,496
                                                     --------------

Deferred Charges:
  Accumulated deferred income taxes                              1
  Other                                                        142
                                                     --------------
    Total deferred charges                                     143
                                                     --------------

    Total Assets                                     $       8,639
                                                     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                        June 30,
                                                          2000
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies              $       2,200
  Accounts payable                                           2,322
  Accounts payable to affiliated companies                   3,608
  Other                                                         48
                                                     --------------
    Total current liabilities                                8,178
                                                     --------------

Deferred Credits:
  Other                                                        543
                                                      -------------

Stockholders' Equity:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                                 -
  Capital surplus, paid in                                   2,010
  Retained deficit                                          (2,092)
                                                     --------------
    Total stockholders' equity                                 (82)
                                                     --------------

    Total Liabilities and Stockholders' Equity       $       8,639
                                                     ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)


                                         Three Months       Six Months
                                             Ended             Ended
                                           June 30,          June 30,
                                             2000              2000
                                        --------------    --------------
                                          (Thousands        (Thousands
                                          of Dollars)       of Dollars)

Operating Revenues                      $      11,863     $      17,824
                                        --------------    --------------

Operating Expenses:
  Operation and maintenance                    12,576            18,729
  Taxes other than income taxes                   210               616
                                        --------------    --------------
       Total operating expenses                12,786            19,345
                                        --------------    --------------

Operating Loss                                   (923)           (1,521)
                                        --------------    --------------

Other Income                                        4                 8
                                        --------------    --------------

Interest and financing costs                       36                59
                                        --------------    --------------

      Loss before income taxes                   (955)           (1,572)
                                        --------------    --------------
Income Tax Benefit:
  Federal and state income taxes, net            (364)             (607)
                                        --------------    --------------

Net Loss                                $        (591)    $        (965)
                                        ==============    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                       June 30,
                                                         2000
                                                    --------------
                                                      (Thousands
                                                      of Dollars)
ASSETS
------
Current Assets:
  Cash                                              $         392
  Accounts receivable                                       3,187
  Inventory                                                   201
  Prepayments and other                                        69
                                                    --------------
    Total current assets                                    3,849
                                                    --------------


Long-Lived Assets:
  Other                                                     1,633
                                                    --------------
                                                            1,633
    Less: Accumulated provision for depreciation             (296)
                                                    --------------
                                                            1,337
  Organization costs, net                                  11,421
                                                    --------------
    Total long-lived assets                                12,758
                                                    --------------


    Total Assets                                    $      16,607
                                                    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)
                                                       June 30,
                                                         2000
                                                   --------------
                                                     (Thousands
                                                      of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                  $       2,033
  Accounts payable to affiliated companies                  3,745
  Accrued taxes                                                52
                                                    --------------
    Total current liablilities                              5,830
                                                    --------------

Long-term Liabilities:
  Note payable                                              1,500
                                                    --------------

Stockholders' Equity:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                                -
  Capital surplus, paid in                                  9,010
  Retained earnings                                           267
                                                    --------------
    Total stockholders' equity                              9,277
                                                    --------------

    Total Liabilities and Stockholders' Equity      $      16,607
                                                    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




SELECT ENERGY CONTRACTING, INC.
INCOME STATEMENT
(Unaudited)


                                                  Three Months     Six Months
                                                      Ended           Ended
                                                    June 30,        June 30,
                                                      2000            2000
                                                 --------------  --------------
                                                   (Thousands      (Thousands
                                                   of Dollars)     of Dollars)

Operating Revenues                               $       5,366   $       8,522
                                                 --------------  --------------

Operating Expenses:
  Other                                                  4,571           7,665
  Amortization                                             106             311
                                                 --------------  --------------
       Total operating expenses                          4,677           7,976
                                                 --------------  --------------

Operating Income                                           689             546
                                                 --------------  --------------

Other Loss                                                 (11)            (17)
                                                 --------------  --------------

Interest and financing costs                                98             192
                                                 --------------  --------------


      Income before income taxes                           602             371
                                                 --------------  --------------
Income Tax Expense:
  Federal and state income taxes, net                      180             180
                                                 --------------  --------------

Net Income                                       $         422   $         191
                                                 ==============  ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)
                                                    June 30,
                                                      2000
                                                 --------------
                                                   (Thousands
                                                   of Dollars)
ASSETS
------
Current Assets:
  Cash                                           $           7
  Accounts receivable                                       42
                                                 --------------
    Total current assets                                    49
                                                 --------------

Long-Lived Assets:
  Organization costs, net                                  277
                                                 --------------
    Total long-lived assets                                277
                                                 --------------

    Total Assets                                 $         326
                                                 ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable to associated companies       $         337
                                                 --------------
    Total current liabilities                              337
                                                 --------------

Stockholders' Equity:
  Common stock, $0 par value - authorized
   and outstanding 100 shares                            -
  Capital surplus, paid in                                   4
  Retained deficit                                         (15)
                                                 --------------
    Total stockholders' equity                             (11)
                                                 --------------

    Total Liabilities and Stockholders' Equity   $         326
                                                 ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
INCOME STATEMENT
(Unaudited)


                                         Three Months     Six Months
                                             Ended           Ended
                                           June 30,        June 30,
                                             2000            2000
                                        --------------  --------------
                                          (Thousands      (Thousands
                                          of Dollars)     of Dollars)

Operating Revenues                      $         210   $         468
                                        --------------  --------------

Operating Expenses:
  Other                                           210             468
  Amortization                                      5              10
                                        --------------  --------------
       Total operating expenses                   215             478
                                        --------------  --------------

Operating Loss                                     (5)            (10)
                                        --------------  --------------

Net Loss                                $          (5)  $         (10)
                                        ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)

                                                       June 30,
                                                         2000
                                                    --------------
                                                      (Thousands
                                                      of Dollars)
ASSETS
------
Fixed Assets:
  Other                                             $      20,431
                                                    --------------
                                                           20,431
    Less: Accumulated provision for depreciation              (24)
                                                    --------------
    Total fixed assets                                     20,407
                                                    --------------

Special deposits                                            5,842
                                                    --------------
Current Assets:
  Accounts receivable from affiliated companies               985
                                                    --------------

     Total Assets                                   $      27,234
                                                    ==============

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                       $        -
  Capital surplus, paid in                                   -
  Retained earnings                                          -
                                                    --------------
    Total common stockholder's equity                           0
  Long-term debt                                           26,477
                                                    --------------
    Total capitalization                                   26,477
                                                    --------------

Current Liabilities:
  Accrued Interest                                            757
                                                    --------------

    Total Capitalization and Liabilities            $      27,234
                                                    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)
                                                       June 30,
                                                         2000
                                                    --------------
                                                      (Thousands
                                                      of Dollars)
ASSETS
------
Other Property and Investments:
  Nonutility property, at cost                      $       5,034
  Investment in subsidiary company, at equity                   2
                                                    --------------
    Total other property and investments                    5,036
                                                    --------------

Current Assets:
  Cash                                                         60
  Accounts receivable                                         683
  Accounts receivable from affiliated companies                32
  Taxes receivable                                          1,347
  Fuel, materials and supplies, at average cost               210
                                                    --------------
    Total current assets                                    2,332
                                                    --------------

Deferred Charges:
  Accumulated deferred income taxes                         1,298
  Goodwill                                                    410
  Other                                                    12,266
                                                    --------------
    Total deferred charges                                 13,974
                                                    --------------

    Total Assets                                    $      21,342
                                                    ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                       June 30,
                                                         2000
                                                    --------------
                                                      (Thousands
                                                      of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies             $      20,100
  Accounts payable                                              9
  Accounts payable to affiliated companies                     43
  Other                                                       137
                                                    --------------
    Total current liablilities                             20,289
                                                    --------------

Deferred Credits:
  Other                                                        93
                                                    --------------
    Total deferred credits                                     93
                                                    --------------
Stockholders' Equity:
  Common stock, $0 par value - 10,000 shares
   authorized and 200 shares outstanding            $           1
  Capital surplus, paid in                                  1,638
  Retained deficit                                           (679)
                                                    --------------
    Total stockholders' equity                                960
                                                    --------------

    Total Liabilities and Stockholders' Equity      $      21,342
                                                    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
INCOME STATEMENT
(Unaudited)


                                                                   Four Months
                                                  Three Months        Ended
                                                      Ended         June 30,
                                                    June 30,          2000
                                                      2000             (a)
                                                 --------------  --------------
                                                   (Thousands      (Thousands
                                                   of Dollars)     of Dollars)

Operating Revenues                               $       1,848   $       3,731
                                                 --------------  --------------
Operating Expenses:
  Other                                                  1,961           4,258
  Depreciation                                             183             275
                                                 --------------  --------------
       Total operating expenses                          2,144           4,533
                                                 --------------  --------------

Operating Loss                                            (296)           (802)
                                                 --------------  --------------

Other Income                                               270             518
                                                 --------------  --------------

Interest and financing costs                               281             395
                                                 --------------  --------------

Net Loss                                         $        (307)  $        (679)
                                                 ==============  ==============

(a) Northeast Utilities acquired Yankee Energy System Inc. on March 1, 2000.

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SOUTHBRIDGE POWER & THERMAL, LLC
BALANCE SHEET
(Unaudited)

                                                        June 30,
                                                          2000
                                                     --------------
                                                       (Thousands
                                                       of Dollars)
ASSETS
------
Current Assets:
  Cash                                               $          99
  Accounts receivable                                          486
  Accounts receivable from affiliated companies                 38
  Other                                                        587
                                                     --------------
    Total current assets                                     1,210
                                                     --------------

    Total Assets                                     $       1,210
                                                     ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies              $         804
  Accounts payable to affiliated companies                     591
  Other                                                         10
                                                     --------------
    Total current liabilities                                1,405
                                                     --------------

Stockholders' Equity:
  Common stock, $0 par value - authorized
   and outstanding 200 shares                                -
  Capital surplus, paid in                                       2
  Retained deficit                                            (197)
                                                     --------------
    Total stockholders' equity                                (195)
                                                     --------------

    Total Liabilities and Stockholders' Equity       $       1,210
                                                     ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




SOUTHBRIDGE POWER & THERMAL, LLC
INCOME STATEMENT
(Unaudited)


                                                            Four Months
                                           Three Months        Ended
                                               Ended         June 30,
                                             June 30,          2000
                                               2000             (a)
                                          --------------  --------------
                                            (Thousands      (Thousands
                                            of Dollars)     of Dollars)

Operating Revenues                        $         936   $       1,249
                                          --------------  --------------

Operating Expenses:
  Other                                           1,023           1,382
                                          --------------  --------------
       Total operating expenses                   1,023           1,382
                                          --------------  --------------

Operating Loss                                      (87)           (133)
                                          --------------  --------------

Interest and financing costs                         14              17
                                          --------------  --------------

       Loss before income taxes                     (101)           (150)
                                          --------------  --------------
Income Tax Expense:
  Federal and state income taxes, net                54              71
                                          --------------  --------------

Net Loss                                  $        (155)  $        (221)
                                          ==============  ==============

(a) Northeast Utilities acquired Yankee Energy System Inc. on March 1, 2000.

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



R.M. SERVICES, INC.
BALANCE SHEET
(Unaudited)

                                                       June 30,
                                                         2000
                                                    --------------
                                                      (Thousands
                                                      of Dollars)
ASSETS
------
Other Property and Investments:
  Nonutility property, at cost                      $       4,660
                                                    --------------
    Total other property and investments                    4,660
                                                    --------------

Current Assets:
  Cash                                                          7
  Accounts receivable                                       1,966
  Accounts receivable from affiliated companies               223
                                                    --------------
    Total current assets                                    2,196
                                                    --------------

Deferred Charges:
  Accumulated deferred income taxes                            55
  Goodwill                                                 14,624
  Other                                                       236
                                                    --------------
    Total deferred charges                                 14,915
                                                    --------------

    Total Assets                                    $      21,771
                                                    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



R.M. SERVICES, INC.
BALANCE SHEET
(Unaudited)
                                                        June 30,
                                                          2000
                                                    --------------
                                                       (Thousands
                                                      of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies             $       2,127
  Accounts payable                                          1,277
  Accounts payable to affiliated companies                    561
  Accrued taxes                                               718
  Other                                                       115
                                                    --------------
    Total current liabilities                               4,798
                                                    --------------
Deferred Credits:
  Other                                                       737
                                                    --------------
    Total deferred credits                                    737
                                                    --------------
Stockholders' Equity:
  Common stock, $0 par value - 10,000 shares
   authorized and 200 shares outstanding                        1
  Capital surplus, paid in                                 16,259
  Retained deficit                                            (24)
                                                    --------------
    Total stockholders' equity                             16,236
                                                    --------------

    Total Liabilities and Stockholders' Equity      $      21,771
                                                    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



R.M. SERVICES, INC.
INCOME STATEMENT
(Unaudited)

                                                                   Four Months
                                                  Three Months        Ended
                                                      Ended         June 30,
                                                    June 30,          2000
                                                      2000             (a)
                                                 --------------  --------------
                                                   (Thousands      (Thousands
                                                   of Dollars)     of Dollars)

Operating Revenues                               $       2,237   $       3,048
                                                 --------------  --------------
Operating Expenses:
  Other                                                  1,787           2,428
  Depreciation                                             108             144
  Taxes other than income taxes                              5               7
                                                 --------------  --------------
       Total operating expenses                          1,900           2,579
                                                 --------------  --------------

Operating Income                                           337             469
                                                 --------------  --------------

Other Loss                                                (307)           (452)
                                                 --------------  --------------

Interest and financing costs                                31              40
                                                 --------------  --------------

       Loss before income taxes                             (1)            (23)
                                                 --------------  --------------

Income Tax Expense:
  Federal and state income taxes, net                        2               1
                                                 --------------  --------------

Net Loss                                         $          (3)  $         (24)
                                                 ==============  ==============

(a) Northeast Utilities acquired Yankee Energy System Inc. on March 1, 2000.

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                            June 30,
                                                              2000
                                                         --------------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------
Other Property and Investments:
  Investments in subsidiary companies, at equity........ $   2,867,678
  Investments in transmission companies, at equity......        16,320
  Other, at cost........................................            54
                                                         --------------
                                                             2,884,052
                                                         --------------
Current Assets:
  Cash..................................................        10,000
  Notes receivable from affiliated companies............        73,200
  Notes and accounts receivable.........................           553
  Accounts receivable from affiliated companies.........         1,664
  Prepayments...........................................        22,311
                                                         --------------
                                                               107,728
                                                         --------------
Deferred Charges:
  Unamortized debt expense..............................            12
  Other.................................................         5,182
                                                         --------------
                                                                 5,194
                                                         --------------

      Total Assets...................................... $   2,996,974
                                                         ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.





NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                           June 30,
                                                             2000
                                                        --------------
                                                          (Thousands
                                                          of Dollars)

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $5.00 par value - Authorized
   225,000,000 shares; 148,680,841 shares issued and
   143,455,129 shares outstanding...................... $     743,404
  Capital surplus, paid in.............................     1,102,334
  Deferred contribution plan - employee stock
   ownership plan......................................      (121,381)
  Retained earnings....................................       639,973
  Accumulated other comprehensive income...............         1,524
                                                        --------------
    Total common shareholders' equity..................     2,365,854
  Long-term debt.......................................       132,000
                                                        --------------

         Total capitalization..........................     2,497,854
                                                        --------------

Current Liabilities:
  Notes payable to banks...............................       426,000
  Accounts payable.....................................         3,509
  Accounts payable to affiliated companies.............         5,190
  Long-term debt - current portion.....................        20,000
  Accrued taxes........................................         7,361
  Accrued interest.....................................         3,842
  Accrued Con Edison/Northeast Utilities merger fees...         3,007
  Other................................................             7
                                                        --------------
                                                              468,916
                                                        --------------
Accumulated deferred income taxes......................         5,298
Other deferred credits.................................        24,906
                                                        --------------
                                                               30,204
                                                        --------------

      Total Capitalization and Liabilities............. $   2,996,974
                                                        ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)

STATEMENT OF INCOME
    (Unaudited)
                                                       Three Months       Six Months
                                                          Ended             Ended
                                                         June 30,          June 30,
                                                           2000              2000
                                                      --------------    --------------
                                                       (Thousands        (Thousands
                                                       of Dollars)       of Dollars)
Operating Revenues..................................  $           0     $           0
                                                      --------------    --------------
Operating Expenses:
  Operation expense.................................          8,843            13,890
  Federal and state income taxes....................          1,300                (4)
  Taxes other than income taxes.....................             (1)                6
                                                      --------------    --------------
       Total operating expenses.....................         10,142            13,892
                                                      --------------    --------------

Operating Loss......................................        (10,142)          (13,892)
                                                      --------------    --------------
Other Income:
  Equity in earnings of subsidiaries................         38,331           120,782
  Equity in earnings of transmission companies......            591             1,189
  Other, net........................................         (2,530)           (1,250)
  Income taxes......................................           (360)             -
                                                      --------------    --------------
       Other income, net............................         36,032           120,721
                                                      --------------    --------------

       Income before interest charges...............         25,890           106,829
                                                      --------------    --------------
Interest Charges:
  Interest on long-term debt........................          3,247             6,577
  Other interest....................................         10,437            13,459
                                                      --------------    --------------
        Interest charges............................         13,684            20,036
                                                      --------------    --------------

Net Income for Common Shares........................  $      12,206     $      86,793
                                                      ==============    ==============

Basic Earnings per Common Share.....................  $        0.09     $        0.62
                                                      ==============    ==============

Fully Diluted Earnings per Common Share.............  $        0.08     $        0.62
                                                      ==============    ==============

Common Shares Outstanding (average)                     143,284,493       139,476,432
                                                      ==============    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of the results of operations for the period shown have been made.

See accompanying notes to financial statements.



                                 Northeast Utilities
                                 Select Energy, Inc.
                        Select Energy Portland Pipeline, Inc.
                        Northeast Generation Services Company
                           Select Energy Contracting, Inc.
                             Reeds Ferry Supply Co., Inc.
                         HEC/Tobyhanna Energy Project, Inc.
                           Yankee Energy Services Company
                                 R.M. Services, Inc.
                          Southbridge Power & Thermal, LLC


                       Notes to Financial Statements (Unaudited)


1.  About Northeast Utilities

Northeast Utilities (NU) is the parent company of the Northeast Utilities system (NU system). The NU system's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO). Another wholly owned subsidiary,
North Atlantic Energy Corporation, sells all of its entitlement to the capacity and output of the Seabrook Station (Seabrook) nuclear unit to PSNH under the terms of two life-of-unit, full cost recovery contracts. A fifth wholly owned subsidiary, Holyoke Water Power Company, is also engaged in the production and distribution of electric power.

Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing, and other services to the NU system companies. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear units. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies.

NU Enterprises, Inc. (NUEI) is a wholly owned subsidiary of NU and acts as a holding company for NU's unregulated energy service companies. Select Energy, Inc. (Select Energy), Select Energy Portland Pipeline, Inc. (SEPPI), Northeast Generation Services Company (NGS), HEC Inc. (HEC), and Mode 1 Communications, Inc. engage in a variety of energy-related and telecommunications activities, as applicable, primarily in the unregulated energy retail and wholesale commodity, marketing and services fields. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry) and the HEC/Tobyhanna Energy Project, Inc. (HEC/Tobyhanna) are wholly owned subsidiaries of HEC. Northeast Generation Company (NGC) was formed to acquire generating facilities.

Yankee Energy System, Inc. maintains certain wholly owned subsidiaries including Yankee Energy Services Company (YESCO), R.M. Services, Inc. (R.M. Services) and Southbridge Power & Thermal, LLC (Southbridge). Select Energy, SEPPI, NGS, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, YESCO, R.M. Services, and Southbridge are "energy-related companies" under Rule 58.

2.  About Select Energy

Select Energy provides both wholesale and retail energy and energy services in the Northeast. In addition, Select Energy markets natural gas and develops and markets energy-related products and services in order to enhance its core electric service offerings and customer relationships.

Select Energy is a retail electricity supplier in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island and is a registered gas marketer with specific local distribution companies in the states of Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island.

Beginning in January 2000, Select Energy's contract with NGC, to purchase 1,289 megawatts (MW) of capacity and energy significantly reduced the load-following risk and allowed Select Energy to better manage its portfolio profitability. On January 1, 2000, Select Energy began serving one-half of CL&P's standard offer requirement for a 4-year period. Select Energy's obligation to service this load requirement was approximately 2,000 MW beginning in July 2000, when 100 percent of CL&P's customers were able to choose their electric supplier. In addition, beginning in January 2000, Select Energy assumed responsibility for serving 30 market based wholesale contracts, totaling approximately 500 MW, throughout New England with electric energy supply that was previously provided by CL&P and WMECO.

3.  About SEPPI

SEPPI was formed for the purpose of acquiring a five percent interest in the Portland Natural Gas Transmission System partnership. Coincident with that acquisition, Select Energy agreed to purchase capacity of 30,000 mcf/day for a 20-year term.

4.  About NGS

NGS was formed to provide management, operation and maintenance services to the electric generation market, as well as to large industrial customers in the Northeast. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

5.  About Select Energy Contracting

Select Energy Contracting, formerly known as HEC International Corporation, designs, manages, and directs the construction of, and/or installation of mechanical, water and electrical systems, energy and other resource consuming equipment.

6.  About Reeds Ferry

Reeds Ferry was acquired by HEC in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting.

 7.  About HEC/Tobyhanna

Effective September 30, 1999, HEC/Tobyhanna was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

8.  About YESCO

The YESCO controls division provides comprehensive building automation through engineering, installation and maintenance of building control systems. The YESCO mechanical services division provides comprehensive heating, ventilation, air conditioning, and boiler and refrigeration equipment services and installation.

9.  About R.M. Services

R.M. Services provides consumer collection services for companies throughout the United States.

10.  About Southbridge

Southbridge was formed to operate and manage facilities at the Southbridge Business Center (Center) located in Southbridge, Massachusetts and provides electrical, thermal, compressed air, and heated and wash-water services to tenants at the Center. These services were included in the leases of the tenants at the Center. In June 2000, Southbridge was sold to an unaffiliated company.

11.  Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and NU and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The NU system operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

12.  Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

13.  Commodity Derivatives

Select Energy, primarily through trading and marketing, manages its exposure to risk from existing contractual commitments and provides risk management services to its customers through forward contracts, futures, over-the counter swap agreements, and options (collectively, "commodity derivatives"). Select Energy engages in the trading of commodity derivatives, and therefore experiences net open positions. Select Energy manages these open positions with strict policies which limit its exposure to market risk and requires daily reporting to management of potential financial exposure. Commodity derivatives utilized for trading purposes are accounted for using the mark-to-market method, under Emerging Issues Task Force Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities." Under this methodology, these instruments are adjusted to market value, and the unrealized gains and losses are recognized in income in the current period. The mark-to-market position at June 30, 2000, was a positive $19.3 million.

14.  Special Deposits

Special deposits include cash collateral posted in connection with various power purchase and sales agreements.

15.  Advance from Parent, Non-Interest Bearing

Select Energy received cash advances totaling $29.4 million from NUEI during 1999 and intends to repay the advances upon acquisition of external financing at an unspecified date in the future. No interest is being accrued on these transactions. No advances were received during the three months ended
June 30, 2000.





                       QUARTERLY REPORT OF SELECT ENERGY, INC.

                                 SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




               NORTHEAST UTILITIES
         -----------------------------
         (Registered Holding Company)


 By: /s/ John J. Roman
         ------------------------------
         (Signature of Signing Officer)


         John J. Roman
         ------------------------------
         Vice President and Controller
         ------------------------------
         Date:  August 25, 2000
         ------------------------------